July 12, 2011

The Board of Directors
SeraCare Life Sciences, Inc.
37 Birch Street
Milford, MA 01757

Ladies and Gentlemen:

We are once again writing to you on behalf of MSMB Capital Management (“MSMB”), which owns 5.17% of the outstanding shares of common stock of SeraCare Life Sciences, Inc. (the “Company”), to express our surprise at the Company’s Board of Directors’ lack of action.  On June 23, 2011, MSMB sent a letter to the Board stating our proposal to acquire all of the Company’s outstanding shares of common stock, other than those owned by MSMB, at a price of $4.25 per share.  This per share price was a 22% premium to the closing price on June 22, 2011.  However, it appears that the Board has not properly considered our proposal.

Prior to our June 23, 2011 proposal, the Company’s stock price was stagnant.  Despite this stagnation, the Board has chosen to insulate itself and management, rather than maximize stockholder value. The Board's inaction demonstrates its refusal to prioritize the interests of our fellow stockholders.

We struggle to understand how the Board’s inaction in response to our letter and our numerous attempts to contact the Company either (a) satisfies the Board’s fiduciary obligations or (b) is in the best interests of the Company’s stockholders.  The Company has not granted us entry to conduct even preliminary due diligence in order to gain information with which we could improve the terms of our offer.  In fact, the Company and the Board have refused to engage us in a dialogue about our proposed transaction.  We believe the Company’s other stockholders are likely to share our frustration with the Board.

The Company’s recent operating performance further compounds our concern for the Board’s understanding of its obligations.  We firmly believe that the Board should find our offer, outlined in our June 23, 2011 letter, to be fair and in the best interest of the Company’s stockholders. Further, MSMB and its representatives are prepared to immediately begin the due diligence process, and believe this process should proceed very quickly.  As we previously stated, our offer of $4.25 per share is not subject to a financing condition.  Also, we may be willing to increase our initial offer if (a) we are allowed time and access in order to conduct due diligence and that due diligence validates certain understandings about the Company and its prospects and (b) we are able to negotiate a definitive acquisition agreement containing customary representations, warranties, covenants and closing conditions.

We want to help other stockholders maximize their investment in the Company by providing them immediate liquidity.  In that regard, we hope that the Board will give MSMB’s proposal the serious consideration that our fellow stockholders would expect.  We are certain that all stockholders would benefit from a process of good faith negotiations to delineate the details of the terms of MSMB’s proposed transaction.  We and our counsel, Katten Muchin Rosenman LLP, continue to be available to discuss the terms of our proposal and to negotiate a definitive agreement with the Company. We continue to hope to receive a favorable response from you promptly and we are confident that, with the Company’s cooperation, we can quickly reach a definitive agreement.

The Board of Directors
SeraCare Life Sciences, Inc.

However, if the Company is unwilling to seriously discuss our proposal, we are prepared to take whatever steps we deem necessary in order to preserve and maximize stockholder value.

This letter is not intended to create or reflect any legally binding obligation by us regarding the proposed transaction and no such obligation shall arise unless and until a mutually acceptable definitive agreement is executed.

Sincerely,

/s/  Martin Shkreli

Martin Shkreli